Filed by Pixar Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Pixar

Commission File No.: 0-26976

The following are transcripts of interviews broadcast by various media outlets with Robert Iger, President and Chief Executive Officer of The Walt Disney Company, and Steven P. Jobs, Chairman and Chief Executive Officer of Pixar Animation Studios, on the evening of January 24, 2006, relating to the announcement of the proposed acquisition of Pixar by The Walt Disney Company pursuant to the terms of an Agreement and Plan of Merger, dated as of January 24, 2006.

Transcript of Interview on CNBC program “Kudlow & Company” on January 24, 2006, during the 5:00 PM hour.

BILL GRIFFETH, co-host: I am now told, gentlemen, that joining us, we have the CEO—there they are—the CEO of Disney, Robert Iger, and Steve Jobs, the CEO of Pixar Animation. And gentlemen, we’ve been waiting patiently, and I’m sure you’ve had very important things to do but we’re grateful that you’re with us. Thank you for joining us today.

Mr. ROBERT IGER (Disney CEO): Great to be here.

Mr. STEVE JOBS (Pixar CEO): Pleasure.

GRIFFETH: Bob, by all accounts one of the first people that you reached out to when you took over Disney was the man sitting next to you. Did you talk immediately about acquiring Pixar?

Mr. IGER: No, not at all. Steve and I talked mostly about the relationship the company had had, and considered a variety of different directions we might go. And it was a while before this subject came up.

GRIFFETH: When did it get serious, and who brought it up first?

Mr. JOBS and Mr. IGER (In unison): I don’t know.

Mr. IGER: But it came up sometime.

GRIFFETH: Come on. Somebody had to say, how about the whole animation studio area. Who said that first?

Mr. IGER: You know, I don’t think it’s necessary to focus on the details, because we’re here today to announce the deal that was made, so how we got here I don’t think is material.

DAVID FABER, co-host: Well, Bob, let me talk about that deal itself—32 times this years’ EBIDTA, that is after you subtract the billion dollars in cash at Pixar. Some of your shareholders still smarting over the last big deal that Disney did, the 5.2 billion-dollar acquisition of ABC Family, which hasn’t gone particularly well. What do you say to reassure those shareholders now, about what is a very high price that you’re paying, at least on a multiple, and the dilution you’re going to be taking on?

Mr. IGER: The most important thing for the company to do is to create high-quality content. And, you know, within that sort of strategic imperative, is to make sure that animation is healthy at the company. And the one way to do that was to—(broadcast glitch)—Pixar has an array of talent—(glitch)—story that is unrivaled in the business, and for animation to get right at Disney, I really felt strongly about bringing Pixar in. And that was the reason behind it.

FABER: Is it a reflection of your own concerns about the animation pipeline, or weakness at Disney in that area?

Mr. IGER: It’s a reflection of my confidence in the management at Pixar and the people that work here.

FABER: Mr. Jobs, we’ve talked a good deal in running up to this interview about culture. And that’s one of the questions people have, your own investors, that Disney—what gives you the confidence that these two cultures can be melded, so to speak, to create the kind of product that people have gotten accustomed to, from your company?

Mr. JOBS: Well, Pixar is 20 years old in a few weeks. And, for 19 of those 20 years we’ve actually had a relationship with Disney. So we’ve seen you know, some great high points and we’ve had a few low points in that relationship. And we’re convinced that Bob really understands Pixar. And we think we have some appreciation of Disney and love the unique Disney assets, like being able to get the characters in the theme parks and really express them throughout all of Disney’s incredible assets.

So, you know, we spent most of our time talking about the cultural issues. The economic issues were a fairly small percent of the time, most of it has been around the cultural issues. And we think we understand how to keep Pixar being Pixar, and how to spread some of that culture around in maybe a few other parts of Disney as well. Because we think we’ve got something pretty good going here.

FABER: So does that mean the Pixar brand stays—does it get molded in—does it get assumed by Disney? Or do these two stay separate in terms of a Disney animation product and a Pixar product?

Mr. JOBS: Well, you know the way our films have been marketed for the last many years of course has been Disney/Pixar. And I think you’re going to see that continue, because both brands have a lot of equity, so it would be foolish to throw any of it away.

GRIFFETH: Mr. Jobs, you’re a technology revolutionary. The Apple story is nothing short of incredible; the iPod story is nothing short of incredible. Let me ask you, with respect of this new collaboration—or the resumption of this new collaboration—on animated pictures, what is the linkage going to be with these animated pictures and all the hand-held mobile wireless devices that the kids and the others like to use.

Mr. JOBS: Well, you mentioned that I was one of the first people that Bob called when he was selected as CEO at Disney. When we were doing the video iPod, Bob was the first person I called. And, the first person we talked to about putting content on, and the first company that really came with us to do that, at its introduction. So, we’ve been talking about a lot of things in the future. Obviously can’t share them at this point but it’s going to be a pretty exciting world, looking ahead in the next five years.

JIM GOLDMAN, co-host: Steve Jobs, it’s Jim Goldman out here, right outside your front door actually, in Emeryville outside the Pixar gates. I just have a quick question for you. Larry sort of touched on this. The relationship with Apple Computers; the relationship with Pixar; the relationship now with Disney. My sense is that there’s something much bigger at work here, not just two studios getting together, but something along your vision of where you see all of this going. What is the Steve Jobs and now, Bob Iger, vision as these two companies get together and work so closely with that other company, your Apple Computer. Where do you see it all going?

Mr. JOBS: You know, actually this is not the story of—I think you’ve got the story all wrong. What this really is all about is Pixar buying into Bob Iger’s vision of where Disney’s going. I couldn’t have imagined this happening a year, two years ago. But when I had a chance to get to know Bob and hear about where he wants to take Disney and also see that he understood the importance of animation, that’s when our minds opened to allow this possibility. So we’re really buying into Bob’s vision. Not the other way around.

GRIFFETH: Let me ask about that, and this may be rather indelicate, Mr. Iger, but it’s a question that we’ve had from some shareholders out there. You’re not exactly sitting next to a shrinking violet there, in Steve Jobs. You’re also sitting next to the man who is going to become your largest shareholder and a member of the board of directors now. What are your expectations in your relationship with Steve Jobs and how—what do you expect from him in all this. I mean, on paper, he’s going to be a big voice at Disney. But what do you expect from Steve Jobs, once this deal is completed?

Mr. IGER: Well, I think Steve will be a big voice in many respects, and I think that’s a good thing. Steve and I have been talking for months; we’ve done some business together through the relationship with Apple. Which, by the way, has been a great relationship. And the potential that I see, when you take great content—in this case, some of ABC’s programs—and an incredible technology platform,

iTunes and iPod, the potential that’s created is just enormous. So I fully hope the relationship between the companies is going to continue, because it has been so good.

Steve is obviously somebody with tremendous experience in a variety of different areas, including feature animation. As both a board member and a shareholder, I hope to tap into that great experience, the vast knowledge. This is a very large, complex company to run in a very complex world, a competitive universe. And, having Steve as a board member, as an advisor and a shareholder, I really look forward to it. I think it’s a good thing for our company and for our shareholders.

FABER: Bob, one last question before we let you both go, about John Lasseter. So important to the success of this company, and a lot of your shareholders and Pixar’s want to know, have you wrapped him up for a long period of time, does he have a long-term contract? Is he going to be in Napa most of the time, or is he going to come to Disney in LA.

Mr. IGER: First of all, John’s under contract until 2011, that’s the contract he signed as a Pixar executive and that remains in place. One of the reasons I’m so excited about this obviously is John Lasseter and also Ed Catmull. Those guys are about as passionate about this business as anyone I have ever seen. And that passion is quite infectious. And so, I think John is extremely excited about these possibilities because it gives him an opportunity to do what I think he loves the most and has done so well, and the same thing with Ed.

But it also gives them sort of a broader palette. It gives John an opportunity, and Ed as well, to get involved in other businesses—in John’s case the theme parks—and to really spread their talent and to really make a difference in the Walt Disney company. And I believe that they’re incredibly motivated to do that.

GRIFFETH: Gentlemen, we know you have a conference call to get to. We’re thankful that you spent the time with us. Thanks for joining us, and good luck with the deal.

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For Additional Information:

This material is not a substitute for the prospectus/proxy statement Disney and Pixar will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Disney and Pixar with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Pixar, 1200 Park Avenue, Emeryville, CA 94608.

Pixar, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Pixar and their ownership of Pixar stock is set forth in the proxy statement for Pixar’s 2005 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.